As filed with the Securities and Exchange Commission
                              on March 17, 1998

                                         Registration Nos. 333-    and 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                    FORM S-3
                          JOINT REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------

                              MEDITRUST CORPORATION
        (Exact name of registrant as specified in governing instruments)

                                    Delaware
                         (State or other jurisdiction of
                         incorporation or organization)

                                   95-3520818
                      (I.R.S. Employer Identification No.)

                           197 First Avenue, Suite 300
                      Needham Heights, Massachusetts 02194
                                 (781) 433-6000
          (Address, including zip code, and telephone number, including area code,
                  of registrant's principal executive offices)

                                   ----------
                                 DAVID F. BENSON
                                    President
                              MEDITRUST CORPORATION
                           197 First Avenue, Suite 300
                      Needham Heights, Massachusetts 02194
                                 (781) 433-6000
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           MEDITRUST OPERATING COMPANY
        (Exact name of registrant as specified in governing instruments)

                                    Delaware
                         (State or other jurisdiction of
                         incorporation or organization)

                                   95-3419438
                      (I.R.S. Employer Identification No.)

                           197 First Avenue, Suite 100
                      Needham Heights, Massachusetts 02194
                                 (781) 453-8062
          (Address, including zip code, and telephone number, including area code,
                  of registrant's principal executive offices)

                                   ----------
                                ABRAHAM D. GOSMAN
                      Chairman and Chief Executive Officer
                           MEDITRUST OPERATING COMPANY
                           197 First Avenue, Suite 100
                      Needham Heights, Massachusetts 02194
                                 (781) 453-8062
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                          Copies of communications to:
                                 KEVIN J. GREHAN
                            CRAVATH, SWAINE & MOORE
                                Worldwide Plaza
                               825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1490

Approximate date of commencement of proposed sale to public: From time to time after the Joint Registration Statement becomes effective.
                                 --------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE


=========================================================================================================================
                                                                        Proposed          Proposed
                                                                         maximum           maximum          Amount of
         Title of each class of securities             Amount to     offering price       aggregate        registration
                 to be registered                    be registered      per unit (1)   offering price (1)      fee(1)
---------------------------------------------------  --------------  --------------- ------------------- ----------------
Meditrust Corporation Common Stock
(par value $.10)...................................  8,000,000           $30.625         $245,000,000        $72,275
                    paired with
Meditrust Operating Company Common Stock
(par value $.10)...................................
=========================================================================================================================


(1) Pursuant to Rule 457(c), the offering price and registration fee are computed on the basis of the average of the high and low prices of the Paired Meditrust Corporation Common Stock and Meditrust Operating Company Common Stock, as reported on the New York Stock Exchange on March 11, 1998.


The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                              SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MARCH 17, 1998

 PROSPECTUS
                            7,620,000* Paired Shares

                        [LOGO OF THE MEDITRUST COMPANIES]

                                  Common Stock
                                   ----------

     All the Paired Shares, $.10 par value per share, of The Meditrust
Companies offered hereby (the "Shares") are being offered by certain selling stockholders named herein (the "Selling Stockholders"). The Meditrust Companies (the "The Meditrust Companies") are comprised of two companies, Meditrust Corporation ("Meditrust" or the "REIT") and Meditrust Operating Company (the "Operating Company"), each incorporated under the laws of Delaware. Meditrust qualifies as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). The shares of common stock of The Meditrust Companies, comprised of common stock of Meditrust ("Meditrust Common Stock") and common stock of the Operating Company ("Operating Common Stock") are paired and traded as units consisting of one share of each company, and are herein referred to as "Paired Shares." The Meditrust Companies' Paired Shares are traded on the New York Stock Exchange (the "NYSE") under the symbol "MT". On March 12, 1998 the closing sale price of the Paired Shares on the NYSE was $30.563.

     The Shares may be offered and sold by the Selling Stockholders or their transferees from time to time after the closing of the Cobblestone merger in transactions on the NYSE, in privately-negotiated transactions or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Shares may be sold directly or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Selling Stockholders" and "Plan of Distribution."

     The Meditrust Companies will not receive any of the proceeds from the sale of the Shares. The Meditrust Companies have agreed to bear certain expenses in connection with the registration of the Shares being offered and sold by the Selling Stockholders, which The Meditrust Companies estimate will be approximately $237,644, and have agreed to indemnify the Selling Stockholders against certain liabilities.

                                   ----------
          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
                  COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                      PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.
                                   ----------

     * This Prospectus covers the offering for resale of an indeterminate number of Paired Shares to be issued to the Selling Stockholders upon the consummation of the merger of Cobblestone Holdings, Inc. ("Cobblestone") with and into Meditrust, with Meditrust being the surviving corporation. The Cobblestone merger has been approved by the requisite holders of the common and preferred stock of Cobblestone, and is expected by The Meditrust Companies to close on or about April 1, 1998. The number of Paired Shares issuable in connection with the Cobblestone merger and to be offered for resale hereby is subject to adjustment as described in the Cobblestone merger agreement based on a number of factors, including the Average Closing Price (as defined below under "The Meditrust Company -- Recent Developments -- Cobblestone Merger") of the Paired Shares on the NYSE prior to the closing date of the Cobblestone merger. The actual number of Shares issued to the Selling Stockholders upon consummation of the Cobblestone merger shall be specified in a prospectus supplement to this Prospectus. See "The Meditrust Companies -- Recent Events -- Cobblestone Merger."
                                   ----------

                The date of this Prospectus is March  __, 1998.

                              AVAILABLE INFORMATION

     The Meditrust Companies are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission" or "SEC"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the offices of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the principal offices of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Meditrust Companies file information electronically with the Commission, and the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants (including The Meditrust Companies) that file electronically with the Commission. The address of the Commission's Web Site is (http://www.sec.gov). Reports, proxy materials and other information concerning The Meditrust Companies can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, Room 1102, New York, New York 10005.

     The Meditrust Companies have filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission, or may be examined free of charge at the principal office of the Commission in Washington, D.C.

    Statements made in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents are incorporated herein by reference:

Meditrust and the Operating Company Joint Filings

   1. Joint Quarterly Report on Form 10-Q for the quarter ended September 30, 1997;

   2. Joint Current Report on Form 8-K, event date November 5, 1997;

   3. Joint Current Report on Form 8-K, event date January 3, 1998;

   4. Joint Current Report on Form 8-K, event date January 3, 1998;

   5. Joint Current Report on Form 8-K, event date January 4, 1998;

   6. Joint Current Report on Form 8-K, event date January 11, 1998;

   7. Joint Current Report on Form 8-K, event date January 11, 1998;

   8. Joint Current Report on Form 8-K, event date February 24, 1998; and

   9. Joint Current Report on Form 8-K, event date February 26, 1998.


Meditrust

   1. Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

   2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

   3. Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

   4. Current Report on Form 8-K, event date January 31, 1997;

   5. Current Report on Form 8-K event date April 13, 1997; and

   6. Current Report on Form 8-K event date July 30, 1997.


Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company

   1. Joint Annual Report on Form 10-K, as amended by amendments on Form 10-K/A, for the fiscal year ended December 31, 1996;

   2. Joint Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

   3. Joint Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

   4. Joint Current Report on Form 8-K, event date January 7, 1997;

   5. Joint Current Report on Form 8-K event date April 13, 1997;

   6. Joint Current Report on Form 8-K, event date October 2, 1997; and

   7. The description of the Meditrust Common Stock and Operating Common Stock which are contained or incorporated by reference in the Joint Registration Statement on Form S-4 of Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company (Nos. 333-34831 and 333-34831-01), including any amendments thereto (the "Santa Anita S-4").

     All other documents filed by The Meditrust Companies with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in a subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. To the extent that any proxy statement is incorporated by reference herein, such incorporation shall not include any information contained in such proxy statement which is not, pursuant to the Commission's rules, deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

     The Meditrust Companies will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy (without exhibits) of any or all documents incorporated by reference into this Prospectus. Requests for such copies should be directed, with respect to Meditrust, to Michael S. Benjamin, Esq., Senior Vice President, Secretary and General Counsel, Meditrust Corporation, 197 First Avenue, Suite 300, Needham Heights, Massachusetts 02194, telephone (781) 433-6000; and with respect to the Operating Company, to Michael J. Bohnen, Secretary, Meditrust Operating Company, 197 First Avenue, Suite 100, Needham Heights, Massachusetts 02194, telephone
(781) 453-8062.

          CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

     Any statements in this Prospectus, including any statements in the documents that are incorporated by reference as set forth on page 4 under "Available Information," that are not strictly historical are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The statements include, among other things, statements regarding the intent, belief or expectations of The Meditrust Companies and their respective directors and officers with respect to (i) the declaration or payment of distributions by The Meditrust Companies, (ii) the consummation of the La Quinta and Cobblestone mergers, (iii) the ownership, management and operation of hotels and health care related facilities and of golf courses, including the integration of the acquisitions effected or proposed by The Meditrust Companies, (iv) potential acquisitions or dispositions of properties, assets or other public or private companies by The Meditrust Companies, (v) the policies of The Meditrust Companies regarding investments, acquisitions, dispositions, financings, conflicts of interest and other matters,
(vi) Meditrust's qualification as a REIT under the Code and its "grandfathered" status under Section 269B of the Code, (vii) the health care, real estate, lodging and golf course industries and real estate markets in general, (viii) the availability of debt and equity financing, (ix) interest rates, (x) general economic conditions, (xi) supply and customer demand, (xii) proposed tax legislation that, if enacted, may adversely affect The Meditrust Companies and
(xiii) trends affecting The Meditrust Companies', La Quinta's and Cobblestone's financial condition or results of operations. Shareholders are cautioned that, while forward looking statements reflect the respective companies' good faith beliefs, they are not guarantees of future performance and they involve known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained or incorporated by reference in this Prospectus or any prospectus supplement hereto, including any risk factors included in documents that are incorporated by reference in this Prospectus or any prospectus supplement hereto, identifies important factors that could cause such differences. The Meditrust Companies undertake no obligations to publicly release the results of any revisions to these forward-looking statements that may reflect any future events or circumstances.

                             THE MEDITRUST COMPANIES

Overview

     Meditrust is a Delaware corporation that qualifies as a REIT under the Code. Meditrust has historically invested primarily in health care related real property. Meditrust also invests in other entities outside of the United States which make similar health care related real property investments. In addition to its health care related real property investments, Meditrust also owns Santa Anita Park in California.

     Operating Company is a Delaware corporation which currently operates the thoroughbred horse racing business at Santa Anita Park.

     Meditrust and Operating Company have an organizational structure called a "paired share structure" such that the shares of capital stock of both companies trade and are transferable as a single unit. The paired share structure allows the shareholders of The Meditrust Companies to enjoy the economic benefits of owning both a company that owns and leases real estate and a company that operates businesses that use real estate. This structure generally will permit the combined companies to reduce the amount of payments to third parties who traditionally would operate the businesses conducted on the REIT's real estate for a fee because the Operating Company is permitted to operate such businesses and receive the operating and management fees that would otherwise be paid to the third party.

     On November 5, 1997 the predecessors of Meditrust and Operating Company merged (the "Santa Anita Mergers") with and into Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company, respectively, (together, the "Santa Anita Companies"), which had been operating under the paired share structure. Upon consummation of the Santa Anita Mergers, Santa Anita Realty changed its name to "Meditrust Corporation" and Santa Anita Operating changed its name to "Meditrust Operating Company."

     Meditrust Corporation's principal executive offices are located at 197 First Avenue, Suite 300, Needham Heights, Massachusetts 02194, and the telephone number is (781) 433-6000. Meditrust Operating Company's principal executive offices are located at 197 First Avenue, Suite 100, Needham Heights, Massachusetts 02194, and the telephone number is (781) 453-8062.

Recent Developments

     La Quinta Merger. On January 3, 1998, The Meditrust Companies entered into a merger agreement with La Quinta Inns, Inc. ("La Quinta") pursuant to which La Quinta will merge with and into Meditrust with Meditrust being the surviving corporation (the "La Quinta Merger"). If the La Quinta Merger is consummated, holders of La Quinta common stock will receive in exchange therefor cash and newly-issued Paired Shares of The Meditrust Companies with an aggregate value of approximately $2.1 billion, subject to certain adjustments. In addition, Meditrust will assume approximately $900 million of La Quinta's existing indebtedness.

     La Quinta is a fully-integrated lodging company that focuses on the ownership, operation and development of its two hotel products: (i) La Quinta Inns, a chain positioned in the mid-price segment without food and beverage facilities, and (ii) La Quinta Inn & Suites, a new concept positioned at the upper end of the mid-price segment without food and beverage facilities. As of February 13, 1998 La Quinta owned and operated 234 Inns and 36 Inn & Suites with a total of approximately 35,000 rooms.

     The La Quinta Merger is expected to close in the second quarter of 1998 and is subject to various conditions including approval of the La Quinta Merger by two-thirds of the outstanding shares of La Quinta common stock and by a majority of the outstanding shares of Meditrust, and approval from various regulatory agencies.

     Cobblestone Merger. On January 11, 1998, The Meditrust Companies entered into a merger agreement with Cobblestone pursuant to which Cobblestone will merge with and into Meditrust with Meditrust being the surviving corporation (the "Cobblestone Merger"). Pursuant to the merger agreement, upon the closing of the Cobblestone Merger holders of all of the outstanding preferred and common stock of Cobblestone will receive in exchange therefor newly-issued Paired Shares of The Meditrust Companies, which Paired Shares are being offered for resale by the Selling Stockholders pursuant to this Prospectus. In addition, under the terms of the Cobblestone merger agreement, approximately $154 million of Cobblestone debt and associated costs will be refinanced. The Cobblestone Merger has been approved by the requisite holders of the preferred and common stock of Cobblestone, and is expected by The Meditrust Companies to close on or about April 1, 1998.

     The number of Paired Shares issuable in connection with the Cobblestone Merger is subject to adjustment as described in the Cobblestone merger agreement based on a number of factors, including the average per share closing price of the Paired Shares on the NYSE for the five trading day period ending on the third trading day prior to the closing date of the Cobblestone Merger (the "Average Closing Price"). The Meditrust Companies currently expect to issue to the Selling Stockholders at closing approximately 7,620,000 Paired Shares with an aggregate market value of approximately $232,900,000 (assuming the Average Closing Price is equal to $30.563, the closing price of the Paired Shares on the NYSE on March 12, 1998). The actual number of Paired Shares issued at closing and the related aggregate market value could be materially more or less than such estimates.

     Cobblestone is a privately-held company and one of the leading owners and operators of golf courses in the United States. Cobblestone has a portfolio of 27 facilities with 31 courses in major golf markets in Arizona, California, Florida, Georgia, Texas and Virginia. The portfolio includes 12 private country clubs, 6 semi-private clubs and 9 daily fee courses.

     On March 6, 1998, Meditrust entered into an agreement to acquire five golf courses from the IRI Golf Group, a privately held owner and manager of golf facilities, for $41 million in cash. Meditrust completed the acquisition of three of the courses on the same date, and the acquisitions of the other two courses closed during the following week. Prior to the Cobblestone Merger the golf courses will be managed by Cobblestone Golf Group, Inc., a subsidiary of Cobblestone.

     Equity Placement. On February 27, 1998 The Meditrust Companies issued to Merrill Lynch International 8.5 million paired shares of Series A Non-Voting Convertible Common Stock of The Meditrust Companies at a price of $32.625 per share subject to adjustment within one year pursuant to a purchase price adjustment mechanism, such adjustment to be made in Paired Shares based on the market price of the Paired Shares at the time of adjustment. The net proceeds of the equity placement will be used to repay existing indebtedness. The Series A Non-Voting Convertible Stock is described under "Description of Capital Stock -- Series Common Stock."

                          DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

     Each of The Meditrust Companies' authorized capital stock consists of 270,000,000 shares of common stock, par value $.10 per share, 30,000,000 shares of series common stock, par value $.10 per share and 6,000,000 shares of preferred stock, par value $.10 per share. The board of directors of each company is authorized, without further shareholder approval, to issue the preferred stock from time to time in one or more series, and to determine the provisions applicable to each series, including the number of shares, dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences. Such preferred shares may be subject to the pairing agreement described below.

     The Meditrust Companies Paired Shares are traded on the NYSE under the ticker symbol "MT." As of March 10, 1998 there were 88,403,535 shares of Meditrust Common Stock issued and outstanding, 89,708,912 shares of Operating Company Common Stock issued and outstanding and 8,500,000 shares of Series A Non-Voting Convertible Common Stock of each of Meditrust and Operating Company (described below) issued and outstanding. No shares of preferred stock were issued and outstanding.


Common Stock

     Subject to provisions of law and the preferences of any series of preferred stock which may be issued, holders of the Paired Shares are entitled to receive dividends at times and in amounts as are declared from time to time by The Meditrust board of directors or the Operating Company board of directors out of funds legally available for dividends. To maintain eligibility as a REIT, Meditrust must in general distribute to its shareholders at least 95% of its "real estate investment trust taxable income" before deduction of dividends paid (less any net long-term capital gain and certain other adjustments). See "Certain Federal Income Tax Consideration -- REIT Qualifications of the Corporation."

     Holders of Paired Shares are entitled to one vote for each share held on each matter submitted to a shareholder vote. Except as otherwise provided by law, or by the certificates of incorporation or by resolutions of the boards of directors of The Meditrust Companies providing for the issuance of any series of preferred stock, the holders of the Paired Shares have sole voting power.

Series Common Stock

     Series common stock may be issued from time to time in one or more series. The boards of directors of The Meditrust Companies are authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences of any wholly unissued series of series common stock and the number of shares constituting any such series and the designation thereof, or all or any of them.

     Meditrust and Operating Company have each designated 10,000,000 shares of series common stock as "Series A Non-Voting Convertible Common Stock" which are paired in units consisting of one share of Series A Non-Voting Convertible Common Stock for each company. The holders of paired shares of Series A Non-Voting Convertible Common Stock shall have the same rights and privileges as the holders of Paired Shares including dividend and liquidation rights except that they have no right to vote. The paired shares of Series A Non-Voting Convertible Common Stock will convert into Paired Shares on the earlier of (i) the next business day after Meditrust and Operating Company shareholders approve the La Quinta Merger or (ii) the date that the La Quinta Merger agreement is terminated.

Preferred Stock

     Each of the Meditrust board of directors and the Operating Company board of directors is authorized to issue shares of preferred stock in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof. Because each of the Meditrust board of directors and the Operating Company board of directors has the power to establish the preferences and rights of each class or series of preferred stock, each such board may afford the shareholders of any series or class of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Meditrust Common Stock or Operating Company Common Stock, respectively. The issuance of shares of preferred stock could have the effect of delaying or preventing a change in control of The Meditrust Companies.

Rights Agreement

     Meditrust has in effect a shareholder rights plan which is summarized under the heading "Description of Capital Stock of the Santa Anita Companies -- Rights Agreement" in the Santa Anita S-4, incorporated herein by reference. See "Available Information."

The Pairing

     Pursuant to a pairing agreement by and between Meditrust and Operating Company, dated as of December 20, 1979, as amended, the shares of capital stock of Meditrust and Operating Company are transferable and tradeable only in combination as units, each unit consisting of one share of Meditrust stock and one share of Operating Company stock. These restrictions on the transfer of shares of Meditrust stock and Operating Company stock are imposed by The Meditrust Companies' By-laws. The pairing is evidenced by "back-to-back" stock certificates; that is, certificates evidencing shares of Operating Company stock are printed on the reverse side of certificates evidencing shares of Meditrust stock. The certificates bear a legend referring to the restrictions on transfer imposed by The Meditrust Companies' By-laws. To permit proper allocation of the consideration received in connection with the sale of Paired Shares, the pairing agreement provides that Meditrust and Operating Company shall, as decided from time to time but not less than once a year, jointly make arrangements to determine the relative value of the stock of each company.

Restrictions on Transfers

     Under the Code, Meditrust may not own, directly or indirectly, after application of the attribution rules of the Code, 10% or more of the outstanding shares of Operating Company Common Stock, if Meditrust is to qualify as a REIT. Moreover, Meditrust Common Stock must be held by 100 or more shareholders and 50% or more of the Meditrust Common Stock may not be held by or for five or fewer individuals. The Meditrust Companies By-Laws provided that any transfer of shares which would cause a shareholder to own, as determined under the provisions of the Code, such an amount of the outstanding voting power or total number of outstanding shares as would cause Meditrust not to be in conformance with the requirements of the Code shall be void; or, if such provision is determined to be invalid, the transferee of such shares shall be deemed to have acted as agent on behalf of Meditrust or Operating Company, as applicable, in acquiring such shares and to hold such shares on behalf of Meditrust or Operating Company, as applicable. In addition, The Meditrust Companies' By-Laws provide that if a shareholder obtained or obtains any ownership interest which is not in conformity with the requirements of the Code pertaining to a REIT, the board of directors of Meditrust or Operating Company may call for the purchase from such shareholder of such number of shares sufficient to reduce his holdings to conform to the requirements of the Code. The purchase price for the shares called for purchase shall be equal to the fair market value of such shares as reflected in the closing price for such shares on the principal stock exchange on which such shares are listed, or if such shares are not listed, then the last bid quotation for shares of such stock as of the close of business on the date fixed by the board of directors for such purchase. See "Certain Federal Income Tax Considerations -- REIT Qualification of the Corporation"


Registrar and Transfer Agent

     The Meditrust Companies' Registrar and Transfer Agent is BankBoston, N.A.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         The following is a brief and general summary of the material Federal income tax considerations of an investment in the Paired Shares to the extent those considerations relate to the federal income taxation of Meditrust, Operating Company and U.S. Stockholders (as defined below) that hold the Paired Shares as capital assets. For the particular provisions that govern Federal income tax treatment of Meditrust and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

         The statements in this discussion are based on current provisions of the Code, Treasury Regulations, the legislative history of the Code, existing administrative rulings and practices of the Internal Revenue Service (the "IRS"), and judicial decisions. No assurance can be given that future legislative, judicial or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Registration Statement with respect to the transaction entered into or contemplated prior to the effective date of such changes.

         EACH INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF AN INVESTMENT IN THE MEDITRUST COMPANIES' SECURITIES.

REIT Qualification of Meditrust

         General. Meditrust believes that, prior to the consummation of the La Quinta and Cobblestone Mergers, Meditrust qualified as a REIT. Meditrust intends to operate following these mergers in a manner so that it will continue to qualify as a REIT. If Meditrust failed to qualify as a REIT in any taxable year, it would be subject to federal income taxation as if it were a domestic corporation, and its stockholders would be taxed in the same manner as stockholders of ordinary corporations. In this event, Meditrust could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to stockholders would be reduced and possibly eliminated. Unless entitled to relief under certain Code provisions, Meditrust also would be disqualified from re-electing REIT status for the four taxable years following the year during which qualification was lost.

         In the opinion of Nutter, McClennen & Fish, LLP, special tax counsel to Meditrust, Meditrust has qualified as a REIT through its taxable year ending December 31, 1997 (subject to the filing of its Federal income tax return for that year) and Meditrust's proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on representations from Meditrust and its predecessor regarding their compliance with the requirements for REIT qualification, and it will not be binding on the IRS. Qualification and taxation as a REIT depends upon Meditrust's and its predecessors' having met and continuing to meet, through actual annual operating results, the distribution levels, stock ownership, and other various qualification tests imposed under the Code. Counsel has not verified and will not verify Meditrust's compliance with these tests. Accordingly, no assurance can be given that the IRS wil not challenge the status of Meditrust as a REIT prior to the La Quinta and Cobblestone mergers or the status of Meditrust after the mergers.

      In rendering its opinion regarding REIT qualification, Nutter, McClennen & Fish, LLP has relied upon the representations of Meditrust that it will distribute, with respect to the taxable year in which each merger closes, all earnings and profits inherited from Cobblestone and La Quinta. If the IRS were to determine that Cobblestone's or La Quinta's actual earnings and profits exceeded the amount distributed, Meditrust would be disqualified as a REIT.

         To qualify for tax treatment as a REIT under the Code, Meditrust must meet the following requirements, among others:

                  (a) At least 95% of Meditrust's gross income each taxable year (excluding any income from so-called "prohibited transactions") must be derived from:

                           (i) rents from real property;

                           (ii) gain from the sale or disposition of real
                  property that is not held primarily for sale to customers in the ordinary course of business;

                           (iii) interest on obligations secured by mortgages on
                  real property (with certain minor exceptions);

                           (iv) dividends or other distributions from, or gains
                  from the sale of, shares of REITs that are not held primarily for sale to customers in the ordinary course of business;

                           (v) abatements and refunds of real property
                  taxes;

                           (vi) income and gain derived from foreclosure
                  property;

                           (vii) most types of commitment fees related to
                  either real property or mortgage loans;

                           (viii) gains from sales or dispositions of real
                  estate assets that are not "prohibited transactions" under the Code;

                           (ix) dividends;

                           (x) interest on obligations other than those
                  secured by mortgages on properties; and

                           (xi) gains from sales or dispositions of securities
                  not held primarily for sale to customers in the ordinary course of business.

         In addition, at least 75% of Meditrust's gross income each taxable year (excluding any income from "prohibited transactions") must be derived from items
(i) through (viii) above and from certain qualified temporary investment income.

         For purposes of these requirements, the term "rents from real property" is defined in the Code to include charges for services customarily furnished or rendered in connection with the rental of real property, whether or not such charges are separately stated. The term "rents from real property" also includes rent attributable to incidental personal property that is leased under, or in connection with, a lease of real property; provided that the rent attributable to such personal property for the taxable year does not exceed 15% of the total rent for the taxable year attributable to both the real and personal property leased under such lease. The term "rents from real property" is also defined to exclude: (A) any amount received or accrued with respect to real property, if the determination of such amount depends in whole or in part on the income or profits derived by any person from the property (except that any amount so received or accrued shall not be excluded from "rents from real property", solely by reason of being determined on the basis of a fixed percentage of receipts or sales); (B) any amount received or accrued, directly or indirectly, from any person or corporation if ownership of a 10% or greater interest in the stock, assets or net profits of such person or corporation is attributed to Meditrust; (C) any amount received or accrued from property that Meditrust manages or operates and for which Meditrust furnishes services to the tenants that would constitute unrelated trade or business income if received by certain tax-exempt entities, either itself or through another person who is not an "independent contractor" (as defined in the Code) from whom Meditrust does not derive or receive income; and (D) any amount received or accrued from property with respect to which Meditrust furnishes (whether or not through an independent contractor) services not customarily rendered to tenants in properties of a similar class in the geographic market in which the property is located, other than a de minimis amount (defined in the Code as 1% of all amounts received or accrued with respect to the property). The amount received for any service for this purpose shall be deemed to be not less than 150% of the direct cost to the

REIT in furnishing or rendering the service. Meditrust believes that any services furnished to its tenants are not, and will not be, of a type that would cause any rents to fail to qualify as rents from real property, or, if so, that the amount of income derived from those activities would not jeopardize Meditrust's REIT status.

         If Meditrust should fail to satisfy the foregoing income tests but otherwise satisfies the requirements for taxation as a REIT and if such failure is held to be due to reasonable cause and not wilful neglect and if certain other requirements are met, then Meditrust would continue to qualify as a REIT but would be subject to a 100% tax on the excessive unqualified income reduced by an approximation of the expenses incurred in earning that income.

         (b) At the close of each quarter of its taxable year, Meditrust must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Meditrust's total assets must be represented by real estate assets (including (i) assets held by Meditrust's qualified REIT subsidiaries and Meditrust's allocable share of real estate assets held by partnerships in which Meditrust owns an interest, (ii) stock in other REITs and (iii) stock or debt instruments that were purchased with the proceeds of a stock offering or a long-term (at least five years) public debt offering of Meditrust and are not held for merger for more than one year, cash items and governmental securities). Second, not more than 25% of Meditrust's total assets may be represented by securities other than those in the 75% asset class. Third, of the securities that are not qualified for purposes of the 75% asset class, the value of any one issuer's securities owned by Meditrust may not exceed 5% of the value of Meditrust's total assets and Meditrust may not own more than 10% of any one issuer's outstanding voting securities. Meditrust's share of income earned or assets held by a partnership in which Meditrust is a partner will be characterized by Meditrust in the same manner as they are characterized by the partnership for purposes of the assets and income requirements described in this paragraph (b) and in paragraph (a) above.

         (c) The shares of Meditrust must be "transferable" and beneficial ownership of them must be held by 100 or more persons during at least 335 days of each taxable year (or a proportionate part of a short taxable year). More than 50% of the outstanding stock may not be owned, directly or indirectly, actually or constructively, by or for five or fewer "individuals" at any time during the last half of any taxable year. For the purpose of such determination, shares owned directly or indirectly by or for a corporation, partnership, estate or trust are considered as being owned proportionately by its shareholders, partners or beneficiaries; an individual is considered as owning shares directly or indirectly owned by or for members of his family; and the holder of an option to acquire shares is considered as owning such shares. In addition, because of the lessor-lessee relationship between Meditrust and Operating Company (or their respective subsidiaries), no person may own, actually or constructively, 10% of more of the outstanding voting power or total number of shares of stock of the two companies. The By-laws of Meditrust and Operating Company prohibit any transfer of shares which would cause the ownership of shares not to be in conformity with the above requirements. Each year Meditrust must demand written statements from the record holders of designated percentages of its shares disclosing the actual owners of the shares and must maintain, within the Internal Revenue District in which it is required to file its federal income tax return, permanent records showing the information it has thus received as to the actual ownership of such shares and a list of those persons failing or refusing to comply with such demand.

         (d) Meditrust must distribute to its shareholders dividends in an amount at least equal to the sum of 95% of its "real estate investment trust taxable income" before the deduction for dividends paid (i.e., taxable income less any net capital gain and less any net income from foreclosure property or from property held primarily for sale to customers, and subject to certain other adjustments provided in the Code); plus (i) 95% of the excess of the net income from foreclosure property over the tax imposed on such income by the Code; less
(ii) a portion of certain noncash items of Meditrust that are required to be included in income, such as the amounts includable in gross income under Section 467 of the Code (relating to certain payments for use of property or services). The distribution requirement is reduced by the amount by which the sum of such noncash items exceeds 5% of real estate investment trust taxable income. Such undistributed amount remains subject to tax at the tax rate then otherwise applicable to corporate taxpayers. For purposes of this analysis, certain dividends paid by Meditrust after the close of the taxable year may be considered as having been paid during the taxable year. However, any such dividends may result in the imposition of the 4% REIT excise tax, which would be applicable to the extent that Meditrust does not actually distribute during each year the sum of: (i) 85% of its real estate investment trust taxable income;
(ii) 95% of its capital gain net income; and (iii) any undistributed taxable income from prior periods.

         If a determination (by a court or by the Internal Revenue Service) requires an adjustment to Meditrust's tax able income that results in a failure to meet the percentage distribution requirements (e.g., a determination that increases the amount of Meditrust's real estate investment trust taxable income), Meditrust may, by following the "deficiency dividend" procedure of the Code, cure the failure to meet the annual percentage distribution requirement by distributing a dividend within 90 days after the determination, even though this deficiency dividend is not distributed to the shareholders in the same taxable year as that in which income was earned. Meditrust will, however, be liable for interest based on the amount of the deficiency dividend.

         (e) The directors of Meditrust must have authority over the management of Meditrust, the conduct of its affairs and, with certain limitations, the management and disposition of Meditrust's property.

         (f) Meditrust must have the calendar year in its annual accounting period.

         (g) Meditrust must not have any undistributed earnings and profits accumulated during any "C" corporation years (including any such earnings and profits attributable to Meditrust as a result of the La Quinta Merger or the Cobblestone Merger).


         (h) Meditrust must satisfy certain procedural requirements.

         Paired Shares. On October 17, 1979, the IRS issued a Private Letter Ruling (the "Ruling") to Meditrust (formerly known as Santa Anita Realty Enterprises, Inc. ("Realty")) in which the IRS held that the pairing of Realty and Santa Anita Operating Company ("SAOC") shares would not preclude Meditrust from qualifying as a REIT. Subsequent to the issuance of the Ruling, (i) the IRS announced that it would no longer issue rulings to the effect that a REIT whose shares are paired with those of a non-REIT will qualify as a REIT if the activities of the paired entities are integrated, and (ii) Congress, in 1984, enacted Section 269B of the Code. Section 269B(a)(3) of the Code provides that if the shares of a REIT and a non-REIT are paired, then the REIT and the non-REIT shall be treated as one entity for purposes of determining whether either company qualifies as a REIT. If Section 269B(a)(3) of the Code applied to Meditrust and Operating Company, then Meditrust would not be eligible to be taxed as a REIT. Section 269B(a)(3) does not apply, however, if the shares of the REIT and the non-REIT were paired on June 30, 1983, and the REIT was taxable as a REIT on June 30, 1983. As a result of this "grandfathering" rule, Section 269B(a)(3) of the Code does not apply to Meditrust and Operating Company. By its terms, this "grandfathering" rule will continue to apply to Meditrust after the La Quinta Merger and the Cobblestone Merger. There are, however, no judicial or administrative authorities interpreting this "grand fathering" rule in the context of a merger or otherwise, and this interpretation, as well as the opinion of Nutter, McClennan & Fish, LLP, regarding Meditrust's qualification as a REIT, is based solely on the literal language of the statute. There can be no assurance that the IRS will not seek to deny Meditrust REIT status despite its grandfathered status. If for any reason Meditrust failed to qualify as a REIT in 1983, the benefit of the "grandfathering" rule would not be available to Meditrust, in which case Meditrust would not qualify as a REIT for any taxable year.

         On November 5, 1997, Representative William Archer, Chairman of the Ways and Means Committee of the United States House of Representatives, publicly announced that he plans to review the "grandfathering" rule to determine whether there should be future restrictions on companies that are grandfathered. While Representative Archer stated he does not plan to eliminate the grandfathering rule, no assurance can be given that any such future legislation will not adversely impact Meditrust's qualification as a REIT or the consequences of such qualification.

         On February 2, 1998, the Department of the Treasury released an explanation of the revenue proposals included in the Clinton Administration's fiscal 1999 budget (the "Tax Proposals"). The Tax Proposals, among other things, include a freeze on the grandfathered status of paired share REITs such as Meditrust. Under this proposal, Meditrust and the Operating Company would be treated as one entity with respect to the properties acquired on or after the date of the first Congressional committee action with respect to such proposal and with respect to activities or services relating to such properties that are undertaken or performed by one of the paired entities on or after such date. No exception is provided for properties acquired pursuant to pre-existing binding contracts. This proposal would prevent the Meditrust Companies from using their paired structure to operate properties acquired on or after the date of such first Congressional committee action. The Tax Proposals also would prohibit REITs from holding stock of a corporation possessing more than 10% of the vote or value of all classes of stock of the corporation. This proposal would be effective with respect to stock acquired on or after the date of the first Congressional committee action with respect to the proposal; provided that the proposal would apply to stock acquired before such effective date if the corporation whose stock is owned by Meditrust engaged in a new trade or business or acquired substantial new assets.

         If the Tax Proposals are enacted in their current form and the La Quinta Merger or the Cobblestone Merger closes on or after the date of first Congressional committee action, the Operating Company (including corporate subsidiaries of Meditrust that are controlled by the Operating Company) would not be able to operate the hotels or golf courses or other properties to be acquired by Meditrust in the Mergers without disqualifying Meditrust as a REIT. The acquisitions of Cobblestone and, in particular, La Quinta, if consummated, will substantially increase the size of Meditrust, and any inability to operate the acquired properties and businesses as currently planned could have a material adverse effect on the Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness. Moreover, the Department of Treasury's explanation provides only a general description of the Tax Proposals, and the details of the statutory amendments that would implement the Tax Proposals are not known. Consequently, it is impossible to determine all of the ramifications of the Tax Proposals. Restructuring the operations of Meditrust and the Operating Company to comply with the rules contemplated by the Tax Proposals might cause the Meditrust Companies to incur substantial tax liabilities or otherwise materially adversely affect The Meditrust Companies and their ability to make distributions to shareholders and to pay amounts due on their indebtedness.

         Other legislation, as well as regulations, administrative interpretations or court decisions, also could change the tax law with respect to Meditrust's qualification as a REIT and the Federal income tax consequence of such qualification. The adoption of any such legislation, regulations or administrative interpretations or court decisions could have a material adverse effect on The Meditrust Companies.

         Potential Reallocation of Income. Due to the paired-share structure, Meditrust, Operating Company and their respective subsidiary entities will be controlled by the same interests. As a result, the IRS could, pursuant to
Section 482 of the Code, seek to distribute, apportion or allocate gross income, deductions, credits or allowances between or among them if it determines that such distribution, apportionment or allocation is necessary in order to prevent evasion of taxes or to clearly reflect income. Meditrust and Operating Company believe that all material transactions between them have been negotiated and structured with the intention of achieving an arm's-length result. It is believed that all material transactions between Meditrust and Operating Company, and among them and/or their subsidiary entities, will be negotiated and structured with the intention of achieving an arm's-length result. Accordingly, the potential application of Section 482 of the Code should not have a material effect on Meditrust or Operating Company. There can be no assurance, however, that the IRS will not challenge the terms of such transactions, or that such challenge would not be successful.

         Built-In Gain Tax. As a result of the La Quinta and Cobblestone mergers being consummated, if Meditrust recognizes gain on the disposition of an asset acquired from Cobblestone or La Quinta during the ten-year period beginning at the date the mergers were consummated, then, to the extent of the asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the date that the mergers were consummated over its then tax basis), Meditrust will be subject to tax on such gain at the highest regular corporate rate applicable, pursuant to Treasury Regulations not yet promulgated. Meditrust would have to distribute 95% of the excess of the amount of recognized built-in gain over the amount of tax paid in order to maintain its qualification as a REIT. The foregoing assumes that Meditrust makes an election pursuant to IRS Notice 88-19 with respect to the mergers and that the availability or nature of such election is not modified as proposed in the Tax Proposals. Meditrust will make the election pursuant to IRS Notice 88-19 if such election is available.

         Operational Limitations Imposed by the REIT Requirements. Operating income derived from health care related facilities, hotels, golf courses, a racetrack or similar operating businesses does not constitute qualifying income under the REIT requirements. Accordingly, all of Meditrust's facilities have been leased (rather than operated by Meditrust), and Meditrust will continue to lease such facilities to Operating Company or other third parties after the La Quinta Merger and the Cobblestone Merger. In addition, the hotels and golf courses acquired in such transactions also will be leased to Operating Company. Rent derived from all such leases will be qualifying income under the REIT requirements, provided several requirements are satisfied.

         Payments under a lease will not constitute qualifying income for purposes of the REIT requirements if Meditrust owns, directly or indirectly, 10% or more of the ownership interests in the relevant lessee. Constructive ownership rules apply, such that, for instance, Meditrust is deemed to own the assets of stockholders who own 10% or more in value of the stock of Meditrust. The by-laws of Meditrust and Operating Company are therefore designed to prevent a stockholder of Meditrust from owning Paired Shares that would cause Meditrust to own, actually or constructively, 10% or more of the ownership interests in a lessee (including the Operating Company). Thus, Meditrust should never own, actually or constructively, 10% or more of a lessee. However, because the relevant constructive ownership rules are broad and it is not possible to monitor continually all direct and indirect transfers of Paired Shares, and because the by-law provisions referred to above may not be effective, no absolute assurance can be given that such transfers, or other events of which Meditrust has no knowledge, will not cause Meditrust to own constructively 10% or more of one or more lessees at some future date.

         In addition to the considerations discussed above, the REIT requirements will impose a number of other restrictions on the operations of Meditrust. For example, net income from sales of property sold to customers in the ordinary course of business (other than inventory acquired by reason of certain foreclosures) generally is subject to a 100% tax.

         Taxation of Meditrust. As a REIT, Meditrust is subject to Federal corporate income tax on its taxable income, which is computed taking into account a deduction for dividends paid and certain other special rules. Thus, if Meditrust does not distribute all its net capital gains or distributes more than 95% but less than 100% of its other REIT Income, Meditrust will be subject to Federal corporate income tax (including any applicable alternative minimum tax) on the undistributed portion of such income (in the case of capital gains taxes paid by the REIT, each Meditrust shareholder shall be entitled to a tax credit based on the amount of such taxes). Such undistributed income also may be subject to the 4% excise tax mentioned earlier. Meditrust expects to distribute all its income on a current basis so that it will not incur any Federal income or excise tax (although it may incur some amount of state and local tax in jurisdictions whose tax laws do not conform to the Federal income tax treatment of REITs).

         Federal Income Taxation of the Operating Company and Non Controlled Subsidiaries. As a "C" corporation under the Code, the Operating Company will be subject to Federal corporate income tax on its taxable income. Any income of the Operating Company, net of all taxes, will be available for retention in the Operating Company's business or for distribution to shareholders as dividends. However, unlike Meditrust, there is no tax law provision that requires the Operating Company to distribute any of its after-tax earnings and Operating Company does not expect to pay cash dividends in the foreseeable future.

       In addition, any corporate subsidiaries of Meditrust that are not wholly owned by it will also be subject to Federal income tax in the same manner as the Operating Company. Meditrust currently has one such corporate subsidiary, and it is expected that one or more additional such corporate subsidiaries will be formed in connection with the La Quinta Merger.

Federal Income Taxation of Holders of Paired Shares

         Separate Taxation of Each Type of Share. Notwithstanding that the Paired Shares may only be transferred as a unit, holders of the Paired Shares will be treated for U.S. federal income tax purposes as holding equal numbers of shares of Meditrust Common Stock and of Operating Company Common Stock. The tax treatment of distributions to stockholders and of any gain or loss upon sale or other disposition of the Paired Shares (as well as the amount of gain or loss) must therefore be determined separately with respect to each share of Meditrust Common Stock and each share of Operating Company Common Stock contained within each Paired Share. The tax basis and holding period for each share of Meditrust Common Stock and each share of Operating Company Common Stock also must be determined separately. Upon a taxable sale of a Paired Share, the amount realized should be allocated between the Meditrust Common Stock and the Operating Common Stock based on their then relative values.

         Taxation of Taxable U.S. Stockholders. As used herein, the term "U.S. Stockholder" means a holder of Paired Shares that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source or
(iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and
(v) is not an entity that has a special status under the Code (such as a tax-exempt organization or a dealer in securities).

         As long as Meditrust qualifies as a REIT, distributions made to Meditrust's taxable U.S. Stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. Stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. Distributions that are designated as capital gain dividends will be taxed as capital gains (to the extent they do not exceed Meditrust's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held Meditrust Common Stock. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they did not exceed the adjusted basis of the stockholder's Meditrust Common Stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's Meditrust Common Stock, such distributions will be included in income as capital gain. In addition, any distribution declared by Meditrust in October, November or December of any year and payable to a stockholder of record on a specified date in any such month shall be treated as both paid by Meditrust and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by Meditrust during January of the following calendar year.

         Distributions on Operating Common Stock from the Operating Company up to the amount of the Operating Company's current or accumulated earnings and profits will be taken into account by U.S. Stockholders as ordinary income and generally will be eligible for the dividends-received deduction for corporations (subject to certain limitations). Distributions in excess of the Operating Company's current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's Operating Company Common Stock, but rather will reduce the adjusted tax basis of such Operating Company Common Stock. To the extent that such distributions exceed the adjusted basis of the U.S. Stockholder's Operating Common Stock, they will be included in income as capital gain.

         Meditrust may elect to retain and pay income tax on net long-term capital gains recognized during any taxable year. If Meditrust so elects its stockholders will include in income as capital gain their proportionate share of such portion of its long-term capital gains as Meditrust may designate. A U.S. Stockholder will be deemed to have paid its share of the tax paid by Meditrust which will be credited or refunded to the U.S. Stockholder. The U.S. Stockholder's tax basis in its shares of Meditrust Common Stock will be increased by the amount of undistributed capital gains (less the capital gains tax paid by Meditrust) included in the stockholder's income.

         Taxable distributions from Meditrust or the Operating Company and gain or loss from the disposition of shares of Meditrust and Operating Common Stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any passive activity losses (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from Meditrust or Operating Company generally will be treated as investment income for purposes of the investment interest deduction limitations. Capital gains dividends, capital gains (other than short-term capital gains) from the disposition of Paired Shares and actual or deemed distributions from either company treated as such, including capital gains (other than short-term capital gains) recognized on account of distributions in excess of a stockholder's tax basis or any deemed capital gain distributions to a Meditrust stockholder on account of Meditrust's retained capital gains, will be treated as investment income for purposes of the investment interest deduction limitations only if and to the extent the U.S. stockholder so elects, in which case such capital gains will be taxed at ordinary income rates to the extent of the election. Meditrust and Operating Company will notify U.S.

Stockholders after the close of their taxable years as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and (in the case of Meditrust) capital gain. U.S. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of Meditrust or of the Operating Company.

         Taxation of U.S. Stockholders on the Disposition of Paired Shares. In general, and assuming the U.S. Stockholder has the same holding period for Meditrust Common Stock and the Operating Common Stock, any gain or loss realized upon a taxable disposition of Paired Shares by a U.S. Stockholder will be treated as capital gain or loss. In addition, any loss upon a sale or exchange of Meditrust Common Stock by a U.S. Stockholder who has held such stock for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from Meditrust or undistributed capital gains required to be treated by such stockholder as long-term capital gain. However, the IRS has indicated in a recent notice that it is examining the proper tax treatment of a long-term capital loss upon a sale or exchange of corporation capital stock by a U.S. shareholder who has held the stock for less than six months. All or a portion of any loss realized upon a taxable disposition of Paired Shares may be disallowed if other Paired Shares are purchased within 30 days before or after the disposition.

         The Taxpayer Relief Act of 1997 (the "Relief Act") altered the taxation of capital gain income. Under the Relief Act, individuals, trusts and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, trusts and estates that hold certain investments for more than 12 months but not more than 18 months may be taxed at a maximum capital gain rate of 28% on the sale or exchange of those investments. The Relief Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, trusts and estates, special rules for "qualified 5-year gain," as well as other changes to prior law. Gain or loss from the disposition of assets held for less than 12 months is short-term capital gain or loss. The Relief Act allows the IRS to prescribe regulations on how the Relief Act's new capital gain rates will apply to sales of capital assets by (or interests in) "pass-thru entities", which include REITs such as Meditrust. To date regulations have not yet been prescribed, but the IRS has issued a notice describing the principles which will be reflected in the Regulations. The notice provides that a REIT may designate (subject to certain limits) whether a capital gain dividend is taxable to U.S. shareholders (other than corporations) as a 20% rate capital gain distribution (for capital gains with respect to capital assets held by the REIT for more than 18 months), a 28% rate gain distribution with respect to capital assets held by the REIT for more than one year but not more than 18 months), or a Section 1250 gain distribution taxed at a 25% rate (for a portion of the gain recognized by the REIT with respect to dispositions of certain real property held for more than 18 months, equal to the amount of all prior depreciation deductions not otherwise required to be taxed as ordinary depreciation recapture income). This designation will apply to distributed and undistributed capital gain dividends. Investors are urged to consult their own tax advisors with respect to the new rules contained in the Relief Act. No change was made to the capital gains tax rate or holding period for corporations under the Relief Act.

         Information Reporting Requirements and Backup Withholding. Meditrust and the Operating Company will report to their U.S. Stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide Meditrust and Operating Company with his, her or its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, Meditrust may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to Meditrust.

         The Treasury Department recently issued new regulations (the "New Regulations") which make certain modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations attempt to unify certification requirements and modify reliance standards. The New Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. Prospective investors are urged to consult their own tax advisors regarding the New Regulations.

         Taxation of Tax-Exempt Stockholders. Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from Federal income taxation. They are, however, subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, amounts distributed by Meditrust to Exempt Organizations generally will not constitute UBTI, nor will dividends paid by the Operating Company generally constitute UBTI. However, if an Exempt Organization finances its acquisition of Paired Shares with debt, a portion of its income from Meditrust and Operating Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (90, (17) and (20), respectively, of section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from Meditrust and the Operating Company as UBTI.

         State and Local Taxation. The Meditrust Companies and their stockholders may be subject to state and local taxes in various jurisdictions, including those in which it or they transact business, own property, or reside. The state and local tax treatment of such entities or persons may not conform to the Federal income tax consequences discussed above. Consequently, the Companies and their stockholders should consult their own tax advisers regarding the effect of state and local tax laws on the ownership of Paired Shares.

         Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Paired Shares offered hereby and with respect to the tax consequences arising under Federal law and the laws of any state municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in Meditrust and Operating Company including the possibility of U.S. income tax withholding on distributions.

                              SELLING STOCKHOLDERS


     The following table sets forth the names of the Selling Stockholders, the estimated number of Paired Shares to be owned beneficially by each of them as of the closing of the Cobblestone Merger and the estimated number of Shares which may be offered by each of them pursuant to this Prospectus. See footnote(1) to the table.

                                                Shares Beneficially
                                                  Owned Prior to            Shares Beneficially
                                                Offering and Being             Owned If All
         Selling Stockholders                   Registered for Sale(1)      Shares are Sold(1)
         --------------------                  -----------------------      -------------------
                                                      Number                Number     Percent*
                                                      ------                ------     --------

Brentwood Golf Partners, L.P. ....................   4,937,058               --          --
The Northwestern Mutual Life Insurance Co. .......     532,965               --          --
James A. Husband, Jr. ............................     504,379               --          --
Cede & Co. .......................................     310,096               --          --
Wilmington Interstate Corp. ......................     304,551               --          --
BancAmerica Investment Corporation ...............     149,263               --          --
FSC Corp. (Bank of Boston) .......................     103,571               --          --
Steven L. Holmes .................................      92,207               --          --
Pacific Enterprises Golf Partners, L.P. ..........      79,402               --          --
Henry L. Hillman, Elsie Hilliard Hillman and
  C.G. Grefenstette, Trustees of the Henry L.
  Hillman Trust U/A/T dated November 18, 1985.....      68,517               --          --
Venhill Limited Partnership ......................      68,517               --          --
Joseph L. Champ ..................................      65,550               --          --
SSB Investments, Inc. ............................      51,811               --          --
Gary Dee .........................................      45,887               --          --
John M. Sullivan .................................      39,234               --          --
Norman Goodmanson ................................      33,955               --          --
Oak Leaf Partners ................................      30,333               --          --
Andrew Crosson ...................................      24,256               --          --
C.G. Grefenstette and Thomas G. Bigley, Trustees
  U/A/T dated 8/28/68 for Henry Lea Hillman, Jr. .      22,868               --          --
C.G. Grefenstette and Thomas G. Bigley, Trustees
  U/A/T dated 8/28/68 for William Talbott Hillman       22,868               --          --
C.G. Grefenstette and Thomas G. Bigley, Trustees
  U/A/T dated 8/28/68 for Juliet Lea Hillman......      22,825               --          --
C.G. Grefenstette and Thomas G. Bigley, Trustees
  U/A/T dated 8/28/68 for Audrey Hilliard Hillman       22,825               --          --
Paul Lewis Davies III ............................      21,723               --          --
Robert West ......................................      17,480               --          --
Martin R. Reid, IRA R/O Oppenheimer & Co., Inc.
  as custodian....................................      15,246               --          --
James T. Bergmark ................................      10,925               --          --
Martin R. Reid....................................       8,741               --          --
Balboa Park Management Co., Inc. .................       6,828               --          --
George M. Meaney .................................       6,119               --          --
                                                     ---------
TOTAL ............................................   7,620,000


----------
* Less than one percent.

(1) The number of Paired Shares indicated as beneficially owned by each of the Selling Stockholders is an estimate based on, among other factors, the assumption that the Average Closing Price of the Paired Shares prior to the closing date of the Cobblestone Merger will equal $30.563 per Paired Share, which is the closing price of the Paired Shares on the NYSE on March 12, 1998. Such number is subject to adjustment as described in the Cobblestone merger agreement and upon closing of the Cobblestone Merger could be materially more or less than such estimate depending upon, among other factors, the Average Closing Price of the Paired Shares prior to the closing date of the Cobblestone Merger. The actual number of Shares issued to the Selling Stockholders upon consummation of the Cobblestone Merger shall be specified in a prospectus supplement to this Prospectus. The number of shares of Cobblestone Common Stock owned by each Selling Stockholder that was used to calculate the information set forth below was provided by such Selling Stockholder.

                              PLAN OF DISTRIBUTION

     The Meditrust Companies have been advised that the Selling Stockholders or their transferees may sell the Shares from time to time after the closing of the Cobblestone Merger in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The sale of the Shares may be effected in transactions (which may involve cross or block trades) (i) on the NYSE or any other national securities exchange or quotation service on which the Shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market,
(iii) in transactions otherwise than on such exchanges or in the over-the-counter market, (iv) through the writing of options or (v) by any other legally available means. The Shares may be sold directly or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions).

     Certain persons who sell the Shares covered by this Prospectus, and any broker or dealer to or through whom any such person shall sell such securities, may be deemed to be underwriters within the meaning of the Securities Act with respect to the sale of such securities, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act.

     At the time a particular offering of Shares is made, a prospectus supplement, if required, will be distributed which will set forth the specific amount of Shares being offered, the name of the selling stockholders and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers and any other material information with respect to the plan of distribution not previously disclosed.

     Pursuant to the Cobblestone merger agreement, all expenses of the registration of the Shares will be paid by The Meditrust Companies, including, without limitation, Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that the Selling Shareholders will pay all underwriting discounts, selling commissions and related fees, if any.

     The Meditrust Companies have agreed to maintain the effectiveness of the Registration Statement until the earlier of (i) one year from the closing of the Cobblestone Merger and (ii) the date that all of the Shares covered by the Registration Statement have been sold pursuant to the Registration Statement.

     The Meditrust Companies have agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

     The validity of the issuance of the Shares offered hereby will be passed upon by Cravath, Swaine & Moore, New York, New York. In addition, Nutter, McClennen & Fish, LLP, Boston, Massachusetts, will pass on certain Federal income tax matters relating to the Meditrust Companies.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

     Michael J. Bohnen, a partner in the law firm Nutter, McClennen & Fish, LLP, currently serves as Secretary of Operating Company. Nutter, McClennen and Fish, LLP, serves as counsel to The Meditrust Companies, and has rendered a legal opinion with respect to certain Federal income tax matters filed as a part of the Registration Statement.

                                     EXPERTS


     The combined and consolidated financial statements of The Meditrust Companies, the consolidated financial statements of Meditrust and the consolidated financial statements of Operating Company incorporated by reference in this Registration Statement, to the extent and for the periods indicated in their report, have been audited by Coopers & Lybrand L.L.P., independent accountants, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Santa Anita Realty Enterprises, Inc., Santa Anita Operating Company and the Santa Anita Companies at December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 incorporated in this Registration Statement by reference to the Annual Report on Form 10-K of the Santa Anita Companies as amended by amendments on Form 10-K/A, for the fiscal year ended December 31, 1996 (the "Santa Anita Companies Form 10-K"), have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. The financial statements of Anita Associates and the consolidated financial statements of H-T Associates as of December 31, 1996 and 1995 and for each of the years in the three year period ended December 31, 1996, both incorporated by reference in this Registration Statement by reference to The Santa Anita Companies Form 10-K, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. The report of KPMG Peat Marwick LLP on H-T Associates, dated February 10, 1997, contains an explanatory paragraph that states that the partnership's primary subsidiary is in technical default on its notes payable at December 31, 1996. As such, those notes were callable at the lender's discretion. This technical default raised substantial doubt about the partnership's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See the financial statements of H-T Associates included in The Santa Anita Companies Form 10-K. Such financial statements are incorporated herein in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

--------------------------------------------------------------------------------
No person has been authorized to give any information or to make any representations, other than those herein, in connection with this offering and, if given or made, such information or representations must not be relied upon as having been authorized by The Meditrust Companies or any other person. This Prospectus does not constitute an offer to sell, or solicitation of an offer to buy, any of the Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information in the Prospectus is correct as of any time subsequent to its date.
--------------------------------------------------------------------------------


                                TABLE OF CONTENTS
                                                                Page
                                                                ----
          Available Information...............................    3
          Incorporation of Certain Documents by Reference.....    4
          Cautionary Statements Concerning Forward
            Looking Statements ...............................    5
          The Meditrust Companies.............................    5
          Description of Capital Stock........................    7
          Certain Federal Income Tax Considerations...........   10
          Selling Stockholders................................   23
          Plan of Distribution................................   24
          Legal Matters.......................................   24
          Interests of Named Experts and Counsel .............   24
          Experts.............................................   25



                                   ----------


                             MEDITRUST CORPORATION
                           MEDITRUST OPERATING COMPANY




                                   PROSPECTUS



                                 March __, 1998

--------------------------------------------------------------------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.*

                Registration fee.........................  $72,275
                New York Stock Exchange fee..............  $60,000
                Printing fees and expenses...............  $15,000
                Accounting fees and expenses.............  $20,000
                Blue sky fees and expenses
                  (including legal fees).................  $60,000
                Miscellaneous............................  $10,000
                                                           -------

                Total.................................... $237,275

* Fees and expenses are estimated with the exception of the registration fee.


Item 15.  Indemnification of Directors and Officers.

    As permitted by Section 102 of the General Corporation Law of Delaware (the "GCL"), both the Meditrust Charter and the Operating Company Charter eliminate personal liability of its respective directors to such company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for: (i) any breach of the duty of loyalty to such company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (iii) liability under
Section 174 of the GCL relating to certain unlawful dividends and stock repurchases; or (iv) any transaction from which the director derived an improper personal benefit.

    As permitted by Section 145 of the GCL, both Meditrust's By-laws and the Operating Company's By-laws provide for indemnification of directors and officers (and permit the respective Boards of Directors to provide for indemnification of employees and agents) of such Registrant against all costs, charges, expenses, liabilities and losses (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and other amounts paid in settlement) actually and reasonably incurred by them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which any such person was or is a party or is threatened to be made a party, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of such Registrant and, with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his conduct was unlawful. In the case of an action or suit by or in the right of a Registrant, such a person may be indemnified only for expenses (including attorneys fees) and may not be indemnified in respect of any claim, issue or matter as to which he has been adjudged liable for negligence or misconduct in the performance of his duty to the respective Registrant, unless and only to the extent the court in which such action or suit was brought determines that such person is fairly and reasonably entitled to indemnity for such expenses as such court may deem proper. In each case, indemnification of an officer or director shall be made only upon specific authorization of a majority of disinterested directors, by written opinion of independent legal counsel or by the stockholders, unless the officer, or director has been successful on the merits or otherwise in defense of any such action or suit, in which case he shall be indemnified without such authorization. Both Meditrust's By-laws and the Operating Company's By-laws require such Registrant to pay the expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt by such Registrant of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he is not entitled to indemnification and permit such Registrant to advance such expenses to other employees and agents of such Registrant upon such terms and conditions as are specified by the respective Registrant's Board of Directors. The advancement of expenses, as well as indemnification, pursuant to each Registrant's Bylaws is not exclusive of any other rights which those seeking indemnification or advancement of expenses from such Registrant may have.

    Individual indemnification agreements (the "Indemnification Agreements") have been entered into by each of Meditrust and the Operating Company with certain of its respective directors and officers. The Indemnification Agreements provide for indemnification to the fullest extent permitted by law and provide contractual assurance to directors and officers that indemnity and advancement of expenses will be available to them regardless of any amendment or revocation of such Registrant's By-laws.

    Both Meditrust's By-laws and the Operating Company's By-laws permit such Registrant to purchase and maintain insurance on behalf of any director, officer, employee or agent of such Registrant against liability asserted against him or her in any such capacity, whether or not such Registrant would have the power to indemnify him against such liability under the provisions of the Bylaws. Both Meditrust and the Operating Company maintain liability insurance providing officers and directors with coverage with respect to certain liabilities.

Item 16.  Exhibits

         The following is a list of exhibits filed as part of this Registration Statement (numbering corresponds to numbering in Item 601 of Regulation S-K).

Exhibit
 No.      Description
------    -----------

2.1 Agreement and Plan of Merger, dated as of January 3, 1998, by and among La Quinta Inns, Inc., Meditrust Corporation and Meditrust Operating Company (incorporated by reference to Exhibit 10.1 to the Joint Current Report on Form 8-K for Meditrust Corporation and Meditrust Operating Company filed January 8, 1998).

2.2 Shareholders Agreement, dated as of January 3, 1998, by and among Meditrust Corporation, Meditrust Operating Company, certain shareholders of LaQuinta Inns, Inc. and, solely for the purposes of
          Section 3.6 thereof, LaQuinta Inns, Inc. (incorporated by reference to Exhibit 10.2 to the Joint Current Report on Form 8-K for Meditrust Corporation and Meditrust Operating Company filed
          January 8, 1998).

2.3 Agreement and Plan of Merger, dated as of January 11, 1998, by and among Cobblestone Holdings, Inc., Meditrust Corporation and Meditrust Operating Company (incorporated by reference to Exhibit 2 to the Joint Current Report on Form 8-K for Meditrust Corporation and Meditrust Operating Company filed January 16, 1998).

2.4 Shareholders Agreement, dated as of January 11, 1998, by and among Meditrust Corporation, Meditrust Operating Company and certain shareholders of Cobblestone Holdings, Inc. (incorporated by reference to Exhibit 10 to the Joint Current Report on Form 8-K for Meditrust Corporation and Meditrust Operating Company filed
          January 16, 1998).

4.1 Pairing Agreement by and between Meditrust Corporation (formerly known as Santa Anita Realty Enterprises, Inc.) and Meditrust Operating Company (formerly known as Santa Anita Operating Company), dated as of December 20, 1979 (incorporated by reference to Exhibit 5 to Joint Registration Statement on Form 8-A of Santa Anita Operating Company filed February 5, 1980).

4.2 First Amendment to Pairing Agreement, by and between Meditrust Corporation and Meditrust Operating Company, dated November 6, 1997 (incorporated by reference to Exhibit 4.4 to Joint Registration Statement on Form S-8 of Meditrust Corporation and Meditrust Operating Company filed November 7, 1997).

4.3 Rights Agreement, dated June 15, 1989, among Meditrust Corporation (formerly known as Santa Anita Realty Enterprises, Inc.), Meditrust Operating Company (formerly known as Santa Anita Operating Company), and Boston EquiServe, as Rights Agent (incorporated by reference to Exhibit 2.1 to Joint Registration Statement on Form 8-A of Santa Anita Realty Enterprises, Inc., filed June 19, 1989).

4.4 Appointment of Boston EquiServe as Rights Agreement, dated October 24, 1997 (incorporated by reference to Exhibit 4.6 to Joint Registration Statement on Form S-8 of Meditrust Corporation and Meditrust Operating Company, filed November 7, 1997).

4.5 Registration Rights Agreement, dated as of January 3, 1998, by and among Meditrust Corporation, Meditrust Operating Company and certain other parties signatory thereto (incorporated by reference to Exhibit 10.3 to the Joint Current Report on Form 8-K for Meditrust Corporation and Meditrust Operating Company filed January 8, 1998).

5         Opinion letter of Cravath, Swaine & Moore

8         Opinion letter of Nutter, McClennen & Fish, LLP, regarding tax matters

23.1      Consent of Cravath, Swaine & Moore (included in Exhibit 5)

23.2      Consent of Nutter, McClennen & Fish, LLP (included in Exhibit 8)

23.3      Consent of Coopers & Lybrand L.L.P.

23.4      Consent of Ernst & Young LLP

23.5      Consent of KPMG Peat Marwick LLP

23.6      Consent of KPMG Peat Marwick LLP

24.1 Meditrust Corporation Power of Attorney (included in this Joint Registration Statement under "Meditrust Corporation Signatures")

24.2 Meditrust Operating Company Power of Attorney (included in this Registration Statement under "Meditrust Operating Company Signatures")


----------

Item 17.  Undertakings.

          a) The undersigned registrants hereby undertake:

                   (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer, or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                        MEDITRUST CORPORATION SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, Meditrust Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Joint Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Needham, Commonwealth of Massachusetts, as of March 17, 1998.

                              MEDITRUST CORPORATION



                              By: /s/ David F. Benson
                                  -----------------------------------
                                  Name:  David F. Benson
                                  Title: Director, President and Treasurer


                                POWER OF ATTORNEY

                  Each person whose signature appears below constitutes and appoints David F. Benson and Michael S. Benjamin his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Joint Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                  Pursuant to the requirements of the Securities Act of 1933, this Joint Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                               Title                          Date
---------                               -----                          ----
  /s/ Abraham D. Gosman         Chairman of the Board              March 17, 1998
-------------------------
Abraham D. Gosman


                                      II-5




  /s/ David F. Benson           Director, President                March 17, 1998
--------------------------       and Treasurer
David F. Benson                  (Principal Executive Officer)



  /s/ Laurie T. Gerber          Chief Financial Officer            March 17, 1998
--------------------------       (Principal Financial and
Laurie T. Gerber                 Accounting Officer)


  /s/ Donald J. Amaral          Director                           March 17, 1998
--------------------------
Donald J. Amaral

 /s/ William C. Baker
--------------------------      Director                           March 17, 1998
William C. Baker


  /s/ Edward W. Brooke          Director                           March 17, 1998
--------------------------
Edward W. Brooke

                                Director
--------------------------
C. Gerald Goldsmith

 /s/ J. Terrence Lanni
--------------------------      Director                           March 17, 1998
J. Terrence Lanni


                                Director
--------------------------
Phillip L. Lowe


  /s/ Thomas J. Magovern        Director                           March 17, 1998
--------------------------
Thomas J. Magovern


  /s/ Gerald Tsai, Jr.          Director                           March 17, 1998
--------------------------
Gerald Tsai, Jr.

                     MEDITRUST OPERATING COMPANY SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Meditrust Operating Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Joint Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Needham, Commonwealth of Massachusetts as of March 17, 1998.

                           MEDITRUST OPERATING COMPANY



                           By:  /s/ Abraham D. Gosman
                                -----------------------------------------
                                Name: Abraham D. Gosman
                                Title: Chairman of the Board,
                                   Chief Executive Officer and Treasurer


                                POWER OF ATTORNEY

         Each person whose signature appears below constitutes and appoints Michael J. Bohnen and Paul R. Eklund his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Joint Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Joint Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


Signature                                                     Title
---------                                                     -----
  /s/ Abraham D. Gosman                          Chairman of the Board,
---------------------------                      Chief Executive Officer
Abraham D. Gosman                                 and Treasurer
                                                  (Principal Executive, Financial
                                                  and Accounting Officer)                         March 17, 1998




                                      II-7







  /s/ Donald J. Amaral                           Director                                         March 17, 1998
-----------------------------
Donald J. Amaral


  /s/ David S. Benson                            Director                                         March 17, 1998
-----------------------------
David S. Benson


  /s/ Edward W. Brooke                           Director                                         March 17, 1998
-----------------------------
Edward W. Brooke


-----------------------------                    Director
James P. Conn

 /s/ John C. Cushman
-----------------------------                    Director                                         March 17, 1998
John C. Cushman


                                                 Director
-----------------------------
C. Gerald Goldsmith


                                                 Director
-----------------------------
Phillip L. Lowe



  /s/ Thomas J. Magovern                         Director                                         March 17, 1998
-----------------------------
Thomas J. Magovern


  /s/ Gerald Tsai, Jr.                           Director                                         March 17, 1998
-----------------------------
Gerald Tsai, Jr.



399298_3.WP6



                                       II-8